
SEC MAIL
RECEIVED
PROCESSING
FEB 22 2002
WASH. D.C.
365
SECTION


02006127

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PIMCO Funds Distributors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2187 Atlantic Street
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Maney 949.219.2297
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

355 South Grand Avenue (Address) Los Angeles (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Maney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PIMCO Funds Distributors LLC and Subsidiary, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



VIVIAN E. NOSSE
Comm. # 1185459
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires May 31, 2002

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PIMCO FUNDS DISTRIBUTORS LLC AND SUBSIDIARY

Table of Contents



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Managing Member
PIMCO Funds Distributors LLC and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of PIMCO Funds Distributors LLC and subsidiary (the Company) as of December 31, 2001 and the related consolidated statements of operations, changes in capital, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of PIMCO Funds Distributors LLC and subsidiary as of December 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated, in all material respects in relation to the consolidated financial statements taken as a whole.

KPMG LLP

January 14, 2002



PIMCO FUNDS DISTRIBUTORS LLC AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2001

Assets

Current assets:		
Cash and cash equivalents	$	66,836,769
Distribution fees receivable		7,561,814
Servicing fees receivable		4,739,846
Receivable from affiliates		11,198,750
Prepaid expenses		386,270
Other current assets		532,161
Total current assets		91,255,610
Deferred sales charges		8,012,382
Fixed assets, net of accumulated depreciation of $3,766,401		1,673,501
Other noncurrent assets		151,782
Total assets	$	101,093,275

Liabilities and Capital

Current liabilities:		
Accounts payable and accrued expenses	$	24,933,565
Commissions payable		17,919,702
Payable to affiliates		5,461,805
Total current liabilities		48,315,072
Capital		52,778,203
Total liabilities and capital	$	101,093,275

See accompanying notes to consolidated financial statements.

PIMCO FUNDS DISTRIBUTORS LLC AND SUBSIDIARY

Consolidated Statement of Operations

Year ended December 31, 2001

Revenues:		
Distribution fees	$	54,071,545
Servicing fees		49,292,808
Marketing service fees		102,439,839
Sales fees and other		9,702,355
Interest income		1,538,651
Total revenues		217,045,198
Expenses:		
Commissions		102,364,074
Compensation and benefits		31,543,308
Marketing and promotional		22,528,921
General and administrative		2,358,705
Occupancy and equipment		1,613,273
Professional		329,240
Insurance		116,027
Other		1,126,610
Total expenses		161,980,158
Net income	$	55,065,040

See accompanying notes to consolidated financial statements.

PIMCO FUNDS DISTRIBUTORS LLC AND SUBSIDIARY

Consolidated Statement of Changes in Capital

Year ended December 31, 2001

Capital, beginning of year	$	37,713,163
Net income		55,065,040
Distributions paid		(40,000,000)
Capital, end of year	$	52,778,203

See accompanying notes to consolidated financial statements.

PIMCO FUNDS DISTRIBUTORS LLC AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 55,065,040
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,069,507
Change in:	
Fees receivable	(539,674)
Receivable from affiliates	(3,348,694)
Prepaid expenses	(100,479)
Other current assets	1,217,548
Deferred sales charges	(3,450,683)
Other noncurrent assets	(99,583)
Accounts payable and accrued expenses	8,187,469
Commission payable	(1,331,686)
Payable to affiliates	1,916,261
Other liabilities	(6,826)
Net cash provided by operating activities	58,578,200
Cash flows from investing activities:	
Purchases of fixed assets	(709,061)
Cash flows from financing activities:	
Capital distributions to parent	(40,000,000)
Net increase in cash and cash equivalents	17,869,139
Cash and cash equivalents, beginning of year	48,967,630
Cash and cash equivalents, end of year	$ 66,836,769

See accompanying notes to consolidated financial statements.

(1) Organization and Business

PIMCO Funds Distributors LLC (PFD) and subsidiary, a single member limited liability company wholly owned by PIMCO Advisors Servicing Holding LLC, which in turn is wholly owned by PIMCO Advisors L.P. (PIMCO Advisors), is a registered broker/dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. As such, it serves as the distributor and dealer services of certain institutional and retail mutual funds (Proprietary Funds) for which PIMCO Advisors provides investment management and advisory services.

The accompanying consolidated financial statements include the accounts of PFD and its wholly owned subsidiary, PIMCO Funds Advertising Agency, Inc. (PFD Advertising). PFD Advertising was formed in 1997 for the purpose of providing advertising services to PFD. All significant intercompany items have been eliminated.

The Proprietary Funds include retail mutual funds (PIMCO Retail Funds) included within two open-end investment management companies, the PIMCO Funds: Pacific Investment Management Series (PIMS) and the PIMCO Funds: Multi-Manager Series (MMS). PFD also acted as distributor for the institutional classes of PIMS and MMS.

Allianz AG indirectly owns the majority interest of PIMCO Advisors. Allianz AG is a global insurance company engaged in property and casualty protection, life and health insurance, and asset management.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

PFD invests certain cash balances in institutional money market funds. At December 31, 2001, this investment is approximately $67,637,000, which is invested in nonaffiliated money market funds. Management considers investments in money market funds to be cash equivalents for purposes of the statement of cash flows. This investment is carried at cost, which approximates market.

(b) Depreciation and Amortization

Office equipment, furniture, and fixtures are depreciated on a straight-line basis over their estimated useful lives, generally five years. Leasehold improvements are amortized on a straight-line basis over the remaining terms of the related leases or the useful lives of such improvements, whichever is shorter.

(c) Income Taxes

PFD is not subject to federal and state income tax. Ultimately, all partners of PIMCO Advisors are responsible for taxes, if any, on their proportionate share of PFD's taxable income, which is a component of the taxable income of PIMCO Advisors.

(d) Distribution and Servicing Fees

Distribution and servicing fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of the assets under management.

(e) *Marketing Service Fees*

PFD and PIMCO Advisors have a marketing services agreement whereby PIMCO Advisors compensates PFD for the acquisition of new assets under management. Marketing servicing fees are recognized as the services are performed.

(f) *Sales Fees*

Commission revenues associated with securities transactions are recorded on a trade-date basis.

(g) *Deferred Sales Charges*

PFD offers for sale a B class of mutual fund shares. Under this share structure, PFD advances commissions to independent brokers and is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds or through contingent deferred sales charges collected from the share purchaser.

(h) *Impairment*

PFD reviews its fixed assets and deferred sales charge assets as well as other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment of these assets is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. No impairment losses were recognized in 2001.

(i) *Use of Estimates in the Preparation of Financial Statements*

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.

(j) *Fair Value of Financial Instruments*

The carrying value of certain of the PFD's financial instruments approximates fair value. The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximates fair value due to their short maturity.

(3) Fixed Assets

The major classifications of fixed assets at December 31, 2001 are as follows:

Office equipment, furniture, and fixtures	$	4,199,539
Leasehold improvements		1,240,363
Total fixed assets		5,439,902
Less accumulated depreciation		3,766,401
Fixed assets, net	$	1,673,501

(Continued)

(4) Revenues

Pursuant to the distribution agreements of the various PIMCO Retail Funds, PFD acts as principal underwriter for such funds. For providing such services, PFD receives distribution fees, servicing fees, and contingent deferred sales charges.

PFD receives a distribution fee equal to 0.75% of the fund's average daily net assets attributable to the Class B and Class C shares of each PIMS and MMS fund, except that the fee is 0.50% per annum in the case of the Low Duration, Real Return Bond, Municipal Bond and StocksPLUS Funds for Class C shares, 0.30% in the case of the Short-Term Fund for Class C shares and 0% in the case of the Money Market Fund for Class C shares.

PFD receives a servicing fee from each PIMS or MMS fund equal to 0.25% of the average daily net asset value of the Class A, Class B, Class C, and Class D shares, except with respect to Class A and Class C shares of the Money Market Fund for which it is 0.10% per annum.

Contingent deferred sales charges are earned on the Class B and Class C shares from the PIMS and MMS funds if an investor redeems an amount which causes the current value of the investor's account to fall below the total dollar amount of investments made during the past five years, except that no sales charge is imposed if the portion of the investment redeemed is attributable to reinvested dividends or capital gains distributions or is derived from increases in the value of the account above the amount invested during the past five years. The contingent deferred sales charge on Class B shares in the first year following purchases is 5% of the net asset value per share and decreases to 1% of such amount in the sixth year. There is no charge after a six-year holding period. The Class B shares will convert to Class A shares after they have been held for seven years. The contingent deferred sales charge on purchases made on or after July 1, 1991 (new Class C shares) is 1% during the first 12 months after the purchase and nothing thereafter.

PFD receives a sales commission (up to 5.5% of the public offering price per share) less any applicable commission reallowed to participating brokers (ranging from 0.25% to 4.75% of the public offering price per share) on sales of PIMS and MMS Class A shares. PFD receives no sales commission on sales of PIMS and MMS Class B and Class C shares.

(5) Commissions and Other Payouts

PFD pays initial and trail commissions with respect to the PIMS and MMS funds to participating brokers at rates set by management. Initial commissions were paid for the sale of new Class B shares at a rate of up to 4% of the sale amount. Initial commissions were paid for the sale of new Class C shares at a rate of up to 1% of the sale amount.

Trail commissions consist of distribution and servicing payments to participating brokers for the distribution of shares, providing personal services to shareholders and maintaining shareholder accounts. Such trail commissions, in total, can range from 0.10% to 0.90% of such average daily net assets for the PIMS and MMS funds.

(Continued)

In connection with the distribution of the Class B shares, PFD advances commissions to independent brokers and is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds and from contingent deferred sales charges collected from the share purchaser. For the year ended December 31, 2001, approximately $85,431,000 was paid to brokers under this program which is included in commission expense.

(6) Related Party Transactions

PIMCO Advisors provides office space and certain accounting and administrative services to PFD. The amount charged for such services aggregated approximately $936,000 during 2001.

The payable to affiliates includes cash to be paid to PIMCO Advisors in connection with various operating agreements between PFD and PIMCO Advisors.

Substantially all of PFD's revenues are earned from PIMCO Advisors and the PIMCO Retail Funds.

On a monthly basis throughout 2001, PFD sold to PIMCO Advisors at book value the then existing rights to future deferred sales charges and distribution fees related to Class B retail shares, represented by the unamortized balance of deferred sales charges aggregating approximately $79,019,000.

(7) Benefit Plans

PIMCO Advisors is the sponsor of a defined benefit contribution employee savings and investment plan. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 10% of their annual compensation, as defined and subject to a maximum dollar amount determined from time to time by the Internal Revenue Code. Employees are generally eligible following the later of attainment of age 21 or the completion of one year of credited service. PFD matched and contributed an amount equal to the first 6% of annual compensation, subject to the Internal Revenue Service limits, contributed by the employees. The amount of expense incurred by PFD related to this plan during the year was approximately $596,000.

PIMCO Advisors has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees will be mandatorily deferred, and pursuant to which such eligible employees may elect to defer additional amounts of compensation. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of management of highly compensated employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended.

PIMCO Advisors has a profit sharing and incentive program that compensates participants on the basis of profitability and discretionary bonuses. Compensation under these programs was approximately $7,815,000 for the year ended December 31, 2001.

(8) Net Capital

PFD is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, PFD had net capital of $23,779,751, which was $20,572,348 in excess of its required net capital of $3,207,403. PFD's net capital ratio was 2.02 to 1.

Schedule 1

PIMCO FUNDS DISTRIBUTORS LLC AND SUBSIDIARY

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Capital	$	52,778,203
Deductions and/or charges:		
Nonallowable assets:		
Receivable from affiliates		10,994,724
Net fixed assets		1,673,501
Other nonallowable assets		14,977,490
		27,645,715
Net capital before haircuts on securities positions		25,132,488
Haircuts on securities:		
Money market funds		1,352,737
Net capital	$	23,779,751
Computation of basic net capital requirement:		
Aggregate indebtedness (total liabilities excluding deferred taxes)	$	48,111,046
Minimum net capital required (6-2/3% of aggregate indebtedness)		3,207,403
Minimum capital requirement		25,000
Net capital required		3,207,403
Excess net capital		20,572,348

Note:

The computation of net capital under Rule 15c3-1 as of December 31, 2001 computed by PIMCO Funds Distributors LLC and subsidiary in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 24, 2002, does not materially differ from the above computation, which is based upon the accompanying audited consolidated financial statements.

See accompanying independent auditors' report.

Schedule 2

PIMCO FUNDS DISTRIBUTORS LLC AND SUBSIDIARY

Computation for Determination of Reserves Required under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

Schedule 3

PIMCO FUNDS DISTRIBUTORS LLC AND SUBSIDIARY

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Managing Member
PIMCO Funds Distributors LLC and Subsidiary:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of PIMCO Funds Distributors LLC and subsidiary (the Company) for the year ended December 31, 2001, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a- 13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with the Company has responsibility are safeguarded against losses from authorized use or disposition and that transactions are executed in accordance with management's authorization and recording properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 14, 2002


KPMG


SEC MAIL PROCESSING
RECEIVED
FEB 22 2002
WASH. D.C.
365
SECTION

PIMCO FUNDS DISTRIBUTORS LLC
AND SUBSIDIARY
(SEC Identification No. 8-41811)

Consolidated Financial Statements and Supplementary Information

December 31, 2001

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Controls)

Filed in accordance with
Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT